Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated July 15, 2008 (except as to Note 1 as to the effects of the restated financial statements dated September 11, 2008) with respect to the consolidated balance sheet at April 30, 2008 (restated) and the consolidated statements of operations (restated), shareholders’ equity (restated) and cash flows (restated) of Sunwin International Neutraceuticals, Inc. and its subsidiaries for the years ended April 30, 2008 and 2007 included in the Post-Effective Amendment No. 1 on Form S-1 to the registration statement on Form SB-2, SEC File No. 333-142419, of Sunwin International Neutraceuticals, Inc., and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ SHERB & CO, LLP

Boca Raton, Florida
January 13, 2009